Exhibit 99.1

Grab Reports Second Quarter 2025 Results
●Revenue grew 23% year-over-year, or 19% on a constant currency basis1 to $819 million
●On-Demand GMV grew 21% year-over-year, or 18% on a constant currency basis to $5.4 billion
●Profit for the quarter improved by $89 million year-over-year to $20 million
●Adjusted EBITDA improved by $45 million year-over-year to another record high of $109 million
●Operating Cash Flow of $728 million and Adjusted Free Cash Flow of $229 million on a trailing 12-month basis

SINGAPORE, July 31, 2025 - Grab Holdings Limited (NASDAQ: GRAB) today announced unaudited financial results for the second quarter ended June 30, 2025.

“We delivered another record quarter of profitable growth at scale, with over 46 million monthly transacting users powering the Grab ecosystem flywheel. Grab’s growth engine continues to gain momentum, with On-Demand GMV accelerating to 21% year-over-year (“YoY”) or 18% YoY on a constant currency basis1, and Grab achieving our fourteenth consecutive quarter of Adjusted EBITDA growth,” said Anthony Tan, Group Chief Executive Officer and Co-Founder of Grab. "We will continue to execute on our strategy to drive product- and tech-led innovations to enhance the affordability and reliability of our services, further deepen user engagement and retention, while attracting new users to the Grab ecosystem."

“Strong topline growth acceleration and continued discipline on costs demonstrate our ability to generate Adjusted EBITDA growth and Adjusted Free Cash Flow. We also successfully issued $1.5 billion of zero coupon convertible senior notes, which further strengthens our balance sheet and optimizes our strategic flexibility,” said Peter Oey, Chief Financial Officer of Grab. “We remain committed to disciplined capital allocation to sustain our growth acceleration momentum, and remain on track to deliver Adjusted EBITDA in the second half that is greater than that in the first half.”

1 We calculate constant currency by translating our current period financial results using the corresponding prior period’s monthly exchange rates for our transacted currencies other than the U.S. dollar.

Group Second Quarter 2025 Key Operational and Financial Highlights

($ in millions, unless otherwise stated)	Q2 2025	Q2 2024	YoY % Change	YoY % Change
	(unaudited)	(unaudited)		(constant currency)
Operating metrics:
On-Demand GMV	5,354	4,434	21%	18%
On-Demand GMV per MTU ($)	127	121	5%	3%
Group MTUs (millions of users)	46.2	40.9	13%
Partner incentives	239	187	28%
Consumer incentives	307	266	16%
Loan portfolio	708	397	78%

Financial measures:
Revenue	819	664	23%	19%
Operating profit/ (loss)	7	(56)	NM
Profit/ (loss) for the period	20	(68)	NM
Total Segment Adjusted EBITDA	201	148	36%
Adjusted EBITDA	109	64	69%
Net cash from operating activities (Operating Cash Flow)	64	272	(77)%
Adjusted Free Cash Flow	112	40	177%

●Revenue grew 23% year-over-year (“YoY”), or 19% on a constant currency basis, with YoY growth accelerating from the prior quarter, to $819 million in the second quarter of 2025, driven by growth across our On-Demand and Financial Services segments.

●On-Demand GMV grew 21% YoY, or 18% YoY on a constant currency basis to $5.4 billion, underpinned by YoY growth in On-Demand MTUs and total number of On-Demand transactions of 15% and 23%, respectively.

●Total incentives were $547 million during the quarter. On-Demand incentives as a proportion of On-Demand GMV remained flat YoY at 10.1% as we drove user growth and adoption of our new product offerings across Mobility and Deliveries.

●Operating profit in the second quarter was $7 million, an improvement of $63 million YoY, primarily driven by increases in revenue, improved margins, disciplined cost management and lower share-based compensation expenses.

●Profit for the period was $20 million, an improvement of $89 million YoY, primarily due to positive operating profit and lower finance costs for the period, partially offset by higher income tax expenses incurred in the quarter.

●Adjusted EBITDA was $109 million for the quarter, an improvement of $45 million YoY from $64 million in the prior year period, as we grew On-Demand GMV and revenue, while improving profitability on a Segment Adjusted EBITDA basis.

●Regional corporate costs2 for the quarter were $92 million, an increase compared to $84 million in the prior year period and $86 million in the first quarter of 2025.

●Cash liquidity3 totaled $7.6 billion at the end of the second quarter, compared to $6.2 billion at the end of the prior quarter, contributed by the issuance of convertible notes in the aggregate principal amount of $1.5 billion. Net cash liquidity4 was $5.7 billion at the end of the second quarter, compared to $5.9 billion at the end of the prior quarter as we repurchased 58 million Class A ordinary shares outstanding for a purchase price of $274 million in the second quarter of 2025. Cumulatively, we have repurchased and retired 126 million Class A ordinary shares for a total purchase price of $499.6 million as of June 30, 2025.

●Net cash from operating activities was $64 million in the second quarter of 2025, a decrease of $209 million YoY, with the better operating performance offset by lower cash inflows from deposits from customers in the banking business and higher cash outflows related to our lending businesses. Adjusted Free Cash Flow was $112 million during the quarter, improving by $71 million YoY. On a trailing 12-month basis, Adjusted Free Cash Flow was $229 million, improving by $274 million YoY.

2 Regional corporate costs are costs that are not attributed to any of the business segments, including certain cost of revenue, research and development expenses, general and administrative expenses and marketing expenses. These regional costs of revenue include cloud computing costs. These regional research and development expenses also include mapping and payment technologies and support and development of the internal technology infrastructure. These general and administrative expenses also include certain shared costs such as finance, accounting, tax, human resources, technology and legal costs. Regional corporate costs exclude share-based compensation expenses and capitalized software costs.
3 Cash liquidity includes cash on hand, short-term and long-term time deposits, marketable securities and restricted cash.
4 Net cash liquidity includes cash liquidity less loans and borrowings.

Business Outlook

Financial Measure	Guidance
FY 2025
Revenue	$3.33 billion - $3.40 billion 19% - 22% growth YoY (Unchanged)
Adjusted EBITDA	$460 million - $480 million 47% - 53% growth YoY (Unchanged)

The above guidance and expected year-over-year growth is primarily attributable to the organic expansion of our business, and represents our expectations as of the date of this press release and may be subject to change.

Segment Financial and Operational Highlights

Deliveries

($ in millions, unless otherwise stated)	Q2 2025	Q2 2024	YoY % Change	YoY % Change
	(unaudited)	(unaudited)		(constant currency)
Operating metrics:
GMV	3,471	2,850	22%	19%

Financial measures:
Revenue	439	356	23%	18%
Segment Adjusted EBITDA	63	42	50%

●Deliveries revenue grew strongly by 23% YoY, or 18% YoY on a constant currency basis, to $439 million in the second quarter of 2025. The strong growth was primarily driven by growth in Deliveries GMV and Advertising business revenue. Notably, Advertising revenue grew 45% YoY to an annualized run-rate of $236 million during the quarter.

●Deliveries GMV grew strongly by 22% YoY, or 19% YoY on a constant currency basis, to $3,471 million in the second quarter of 2025, driven by an increase in the total number of Deliveries transactions and Deliveries MTUs.

●Deliveries segment adjusted EBITDA as a percentage of GMV was 1.8% during the quarter, improving by 34 basis points from 1.5% in the prior year period. This was primarily driven by increased contributions from Advertising business and improvements in operating leverage.

●During the second quarter, the total number of quarterly active advertisers who joined our self-serve platform increased 31% YoY to 220,000 while average spend by quarterly active advertisers on our self-serve platform increased 42% YoY, as we continued to deepen Advertising penetration among our merchant-partners. Advertising revenue as a percentage of Deliveries GMV grew to 1.7% in the second quarter from 1.4% in the same period last year.

Mobility

($ in millions, unless otherwise stated)	Q2 2025	Q2 2024	YoY % Change	YoY % Change
	(unaudited)	(unaudited)		(constant currency)
Operating metrics:
GMV	1,883	1,584	19%	16%

Financial measures:
Revenue	295	247	19%	17%
Segment Adjusted EBITDA	164	129	27%

●Mobility revenue grew 19% YoY, or 17% YoY on a constant currency basis in the second quarter of 2025. Growth was underpinned by strong growth in Mobility MTUs and total number of Mobility transactions. Notably, growth of total number of Mobility transactions was 23% YoY, which outpaced the growth of Mobility MTUs.

●Mobility GMV grew 19% YoY, or 16% YoY on a constant currency basis to $1,883 million during the quarter.

●Mobility segment adjusted EBITDA as a percentage of Mobility GMV was 8.7% in the second quarter of 2025, compared to 8.2% in the same period last year.

●We continued to increase active driver supply while optimizing our existing driver supply to meet growing demand for our services. During the quarter, we reached a new all-time high in monthly active drivers, which increased 18% YoY.

●In the second quarter, we officially launched GrabCab, marking a new chapter in Singapore’s taxi landscape with a pioneering fleet of eco-friendly vehicles designed to enhance ride availability and commuter experience across the island.

Financial Services

($ in millions, unless otherwise stated)	Q2 2025	Q2 2024	YoY % Change	YoY % Change
	(unaudited)	(unaudited)		(constant currency)
Operating metrics:
Loan portfolio	708	397	78%

Financial measures:
Revenue	84	60	41%	38%
Segment Adjusted EBITDA	(26)	(24)	(8)%

●Revenue for Financial Services grew 41% YoY, or 38% YoY on a constant currency basis, to $84 million in the second quarter of 2025. The YoY growth was primarily driven by increased contributions mainly from lending across GrabFin and Digibanks.

●Segment adjusted EBITDA losses for the quarter increased by 8% YoY to negative $26 million, with an increase in expected credit loss provisions as we increased our loan disbursals. We continued to maintain a prudent stance on credit risk, with 90-days non-performing loans within our risk appetite and generating healthy risk-adjusted returns on our loan portfolio after accounting for allowances for credit losses. We reiterate our expectation to achieve Segment Adjusted EBITDA breakeven in the second half of 2026 for the overall Financial Services segment, with increasing revenue contributions from an expanding loan book driving further operating leverage, as we remain disciplined on costs.

●We continued to focus on lending to our ecosystem partners through GrabFin and our Digibanks, with total loans disbursed growing by 44% YoY to $721 million during the second quarter. Our total loan portfolio outstanding at the end of the second quarter grew 78% YoY to $708 million from $397 million in the prior year period.

●Customer deposits in GXS Bank (Singapore) and GX Bank (Malaysia) grew strongly to $1,543 million in the second quarter from $730 million in the prior year period and from $1,432 million in the prior quarter. We were able to achieve continued growth on a quarter-over-quarter (“QoQ”) and YoY basis for our deposit-base, highlighting the strength of the Digibanks’ ability to leverage the Grab ecosystem.

Others

($ in millions, unless otherwise stated)	Q2 2025	Q2 2024	YoY % Change	YoY % Change
	(unaudited)	(unaudited)		(constant currency)
Financial measures:
Revenue	1	1	(13)%	(13)%
Segment Adjusted EBITDA	*	1	NM

* Amount less than $1 million

●Revenue for Others was $1 million in the second quarter of 2025.

About Grab

Grab is a leading superapp in Southeast Asia, operating across the deliveries, mobility and digital financial services sectors. Serving over 800 cities in eight Southeast Asian countries – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam – Grab enables millions of people everyday to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending and insurance, all through a single app. We operate supermarkets in Malaysia under Jaya Grocer and Everrise, which enables us to bring the convenience of on-demand grocery delivery to more consumers in the country. As part of our financial services offerings, we also provide digital banking services through GXS Bank in Singapore and GXBank in Malaysia. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone. Grab strives to serve a triple bottom line – we aim to simultaneously deliver financial performance for our shareholders and have a positive social impact, which includes economic empowerment for millions of people in the region, while mitigating our environmental footprint.

We use our website as a means of disclosing material information about our company. Such disclosures will be included on our website in the “Investor Relations'' section or at investors.grab.com. Accordingly, investors should monitor such sections of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information contained on, or that can be accessed through, our website does not constitute a part of this document and is not incorporated by reference herein.

Forward-Looking Statements

This document and the announced investor webcast contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document and the webcast, including but not limited to, statements about Grab’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of Grab, and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast,” “annualized,” “annualized run-rate” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Grab’s ability to grow at the desired rate or scale and its ability to manage its growth; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic conditions, in particular as a result of currency exchange fluctuations and inflation; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab’s annual report on Form 20-F for the year ended December 31, 2024, as well as in other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.

Unaudited Financial Information

Grab’s unaudited selected financial data for the three months and six months ended June 30, 2025 and 2024 included in this document and the investor webcast is based on financial data derived from Grab’s management accounts that have not been reviewed or audited.

Certain amounts and percentages that appear in this document may not sum due to rounding.

Non-IFRS Financial Measures

This document and the investor webcast include references to non-IFRS financial measures, which include: Adjusted EBITDA, Segment Adjusted EBITDA, Segment Adjusted EBITDA margin, Total Segment Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Free Cash Flow, cash liquidity and net cash liquidity. Grab uses Adjusted EBITDA, Segment Adjusted EBITDA, Segment Adjusted EBITDA margin, Total Segment Adjusted EBITDA, and Adjusted EBITDA margin for financial and operational decision-making and as a means to evaluate period-to-period comparisons, and Grab’s management believes that these non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of its recurring core business operating results. For example, Grab’s management uses Total Segment Adjusted EBITDA as a useful indicator of the economics of Grab’s business segments, as it does not include regional corporate costs. Adjusted Free Cash Flow excludes the effects of the movement in working capital for our lending and digital banking deposit activities. Grab uses Adjusted Free Cash Flow to monitor business performance and assess its cash flow activity other than its lending and digital banking deposit activities, and Grab’s management believes that the additional disclosure serves as a useful indicator for comparison with the cash flow reporting of certain of its peers. Grab uses cash liquidity and net cash liquidity to assess our ability to meet short-term obligations and invest in growth opportunities.

However, there are a number of limitations related to the use of non-IFRS financial measures, and as such, the presentation of these non-IFRS financial measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with IFRS. In addition, these non-IFRS financial measures may differ from non-IFRS financial measures with comparable names used by other companies. See below for additional explanations about the non-IFRS financial measures, including their definitions and a reconciliation of these measures to the most directly comparable IFRS financial measures. With regard to forward-looking non-IFRS guidance and targets provided in this document and the investor webcast, Grab is unable to provide a reconciliation of these forward-looking non-IFRS measures to the most directly comparable IFRS measures without unreasonable efforts because the information needed to reconcile these measures is dependent on future events, many of which Grab is unable to control or predict.

Explanation of non-IFRS financial measures:

●Adjusted EBITDA is calculated as profit (loss) for the period adjusted to exclude: (i) net finance income (costs), including interest income (expenses), foreign exchange gain (loss) and changes in fair value of financial assets and liabilities, (ii) net other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) impairment losses on goodwill and non-financial assets, (viii) restructuring costs (ix) legal, tax and regulatory settlement provisions, and (x) other items not indicative of our ongoing operating performance.
●Segment Adjusted EBITDA represents the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.
●Segment Adjusted EBITDA margin is calculated as Segment Adjusted EBITDA divided by Gross Merchandise Value. For Financial Services and Others, Segment Adjusted EBITDA margin is calculated as Segment Adjusted EBITDA divided by Revenue.
●Total Segment Adjusted EBITDA represents the sum of Adjusted EBITDA of our four business segments.
●Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Revenue.
●Adjusted Free Cash Flow is defined as net cash flows from operating activities less capital expenditures (including assets acquired under lease arrangements), plus proceeds from disposal of property, plant and equipment, and excluding changes in working capital related to loans and advances to customers, and deposits from the digital banking business.
●Cash liquidity includes cash on hand, short-term and long-term time deposits, marketable securities and restricted cash.
●Net cash liquidity includes cash liquidity less loans and borrowings.

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
($ in millions, unless otherwise stated)	$	$	$	$
Profit/ (loss) for the period	20	(68)	30	(184)
Income tax expense	23	17	37	31
Share of (profit)/ loss of equity-accounted investees (net of tax)	*	*	(2)	4
Net finance (income)/ costs (including foreign exchange (gain)/ loss)	(36)	(5)	(79)	18
Operating profit/ (loss)	7	(56)	(14)	(131)
Net other income	(8)	(2)	(10)	(4)
Depreciation and amortization	41	34	81	74
Share-based compensation expenses	60	82	141	176
Costs related to mergers and acquisitions **	5	*	6	4
Impairment losses on goodwill and non-financial assets	*	-	*	-
Restructuring costs	1	2	3	4
Legal, tax and regulatory settlement provisions	3	4	8	3
Adjusted EBITDA	109	64	215	126
Regional corporate costs	92	84	178	175
Total Segment Adjusted EBITDA	201	148	393	301

Segment Adjusted EBITDA
Deliveries	63	42	126	84
Mobility	164	129	323	267
Financial services	(26)	(24)	(56)	(52)
Others	*	1	*	2
Total Segment Adjusted EBITDA	201	148	393	301

* Amount less than $1 million
** Our costs related to mergers and acquisitions were previously included within the legal, tax and regulatory settlement provisions caption in our reconciliation of Adjusted EBITDA to profit/ (loss) for the period. Beginning with the first quarter of 2025, these costs are presented as a separate caption in the reconciliation to provide additional break-down of information. The prior year period has been adjusted for comparative purposes.

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
($ in millions, unless otherwise stated)	$	$	$	$
Net cash from operating activities	64	272	136	261
Less: Capital expenditures	(25)	(27)	(60)	(49)
Add: Proceeds from disposal of property, plant and equipment[5]	1	4	5	8
Changes in:
- Loan receivables in the financial services segment	108	44	158	93
- Deposits from customers in the banking business	(36)	(253)	(229)	(367)
Adjusted Free Cash Flow	112	40	10	(54)

5 Beginning with the first quarter of 2025, we reported Adjusted Free Cash Flow to include proceeds from disposal of property, plant and equipment. The change was made to provide a more comprehensive view of cash flow activities. The prior year period has been adjusted for comparative purposes.

We compare the percent change in our current period results from the corresponding prior period using constant currency. We present constant currency growth rate information to provide a framework for assessing how our underlying GMV and revenue performed excluding the effect of foreign currency rate fluctuations. We calculate constant currency by translating our current period financial results using the corresponding prior period’s monthly exchange rates for our transacted currencies other than the U.S. dollar.

Operating Metrics
Gross Merchandise Value (GMV) is an operating metric representing the sum of the total dollar value of transactions from Grab’s products and services, including any applicable taxes, tips, tolls, surcharges and fees, over the period of measurement. GMV includes (i) sales made through offline stores reported under the deliveries segment; and (ii) revenues made from products and services provided to driver-partners, merchant-partners and other customers to support their businesses, such as GrabAds and GrabRentals, reported under the deliveries and/or mobility segment, as applicable. Mobility GMV is an operating metric representing the GMV of our Mobility segment. Deliveries GMV is an operating metric representing the GMV of our Deliveries segment. On-Demand GMV is an operating metric defined as the sum of Mobility GMV and Deliveries GMV. GMV is a metric by which Grab understands, evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business. GMV provides useful information to investors as it represents the amount of customer spend that is being directed through Grab’s platform. This metric enables Grab and investors to understand, evaluate and compare the total amount of customer spending that is being directed through its platform over a period of time. Grab presents GMV as a metric to understand and compare, and to enable investors to understand and compare Grab's aggregate operating results, which captures significant trends in its business over time.

Monthly Transacting User (MTUs) is defined as the monthly number of unique users who transact via Grab’s apps, where transact means to have successfully paid for or utilized any of Grab’s products or services (including lending and offline Jaya Grocer transactions where users record their Jaya Grocer loyalty points on the Grab app). MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. MTUs is a metric by which Grab understands, evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business.

Partner incentives is an operating metric representing the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. For certain delivery offerings where Grab is contractually responsible for delivery services provided to end-users, incentives granted to driver-partners are recognized in cost of revenue.

Consumer incentives is an operating metric representing the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue. Partner incentives and consumer incentives are metrics by which we understand, evaluate and manage our business, and we believe are necessary for investors to understand and evaluate our business. We believe these metrics capture significant trends in our business over time.

Loan portfolio is an operating metric representing the total of current and non-current loan receivables in the financial services segment, net of expected credit loss allowances.

Industry and Market Data
This document may contain information, estimates and other statistical data derived from third party sources, including research, surveys or studies, some of which are preliminary drafts, conducted by third parties, information provided by customers and/or industry or general publications. Such information involves a number of assumptions and limitations due to the nature of the techniques and methodologies used in market research, and as such neither Grab nor the third-party sources can guarantee the accuracy of such information. You are cautioned not to give undue weight to such estimates. Grab has not independently verified such third-party information, and makes no representation as to the accuracy of such third-party information.

Potential Impact of $1.5 Billion Convertible Notes Offering on Reported Financial Results
The conversion feature within the convertible notes is accounted for as a derivative liability under IFRS, with its fair value re-measured each reporting period. While this may lead to volatility in profit/loss for the period, it does not impact Grab's underlying cash flows or adjusted EBITDA.
Unaudited Summary of Financial Results

Condensed consolidated statement of profit or loss and other comprehensive income

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
($ in millions, except for share amounts which are reflected in thousands and per share data)	$	$	$	$
Revenue	819	664	1,592	1,317
Cost of revenue	(465)	(388)	(914)	(781)
Other income	8	4	17	6
Sales and marketing expenses	(89)	(79)	(171)	(150)
General and administrative expenses	(118)	(130)	(232)	(257)
Research and development expenses	(113)	(104)	(235)	(220)
Net impairment losses on financial assets	(33)	(20)	(66)	(40)
Other expenses	(1)	(1)	(2)	(2)
Restructuring costs	(1)	(2)	(3)	(4)
Operating profit/ (loss)	7	(56)	(14)	(131)
Finance income	41	45	113	90
Finance costs	(11)	(31)	(17)	(83)
Net change in fair value of financial assets and liabilities	6	(9)	(17)	(25)
Net finance income/ (costs)	36	5	79	(18)
Share of profit/ (loss) of equity-accounted investees (net of tax)	*	*	2	(4)
Profit/ (loss) before income tax	43	(51)	67	(153)
Income tax expense	(23)	(17)	(37)	(31)
Profit/ (loss) for the period	20	(68)	30	(184)
Items that will not be reclassified to profit or loss:
Defined benefit plan remeasurements	*	*	*	*
Investments and put liabilities at FVOCI – net change in fair value	(1)	*	(2)	*
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences – foreign operations	84	(5)	91	(32)
Other comprehensive income/ (loss) for the period, net of tax	83	(5)	89	(32)
Total comprehensive income/ (loss) for the period	103	(73)	119	(216)
*
Profit/ (loss) attributable to:
Owners of the Company	35	(53)	59	(157)
Non-controlling interests	(15)	(15)	(29)	(27)
Profit/ (loss) for the period	20	(68)	30	(184)

Total comprehensive income/ (loss) attributable to:
Owners of the Company	108	(59)	136	(185)
Non-controlling interests	(5)	(14)	(17)	(31)
Total comprehensive income/ (loss) for the period	103	(73)	119	(216)

Earnings/ (loss) per share:
Basic	$ 0.01	$ (0.01)	$0.01	$ (0.04)
Diluted	$ 0.01	$ (0.01)	$ 0.01	$ (0.04)

Weighted-average ordinary shares outstanding:
Basic	4,116,419	3,964,775	4,099,960	3,950,064
Diluted	4,217,928	3,964,775	4,201,469	3,950,064

* Amount less than $1 million

The number of outstanding Class A and Class B ordinary shares was 3,953 million and 123 million as of June 30, 2025, and 3,842 million and 119 million, respectively, as of June 30, 2024. Additionally, 432 million and 357 million potentially dilutive securities have been considered for the computation of diluted earnings per ordinary share for the three months ended June 30, 2025 and 2024, respectively.

Condensed consolidated statement of financial position

	June 30, 2025	December 31, 2024
($ in millions, unless otherwise stated)	$	$
Non-current assets
Property, plant, and equipment	659	567
Intangible assets and goodwill	1,038	975
Associates and joint venture	138	131
Deferred tax assets	81	67
Other investments	689	765
Loan receivables in the financial services segment	174	105
Deposits, prepayments and other assets	147	119
	2,926	2,729
Current assets
Inventories	75	59
Trade and other receivables	262	206
Loan receivables in the financial services segment	534	431
Deposits, prepayments and other assets	191	241
Other investments	3,277	2,665
Cash and cash equivalents	3,880	2,964
	8,219	6,566
Total assets	11,145	9,295
Equity
Share capital and share premium	23,786	23,549
Reserves	168	197
Accumulated losses	(17,592)	(17,347)
Equity attributable to owners of the Company	6,362	6,399
Non-controlling interests	(1)	(48)
Total equity	6,361	6,351

Non-current liabilities
Loans and borrowings	283	241
Provisions	22	20
Other liabilities	81	66
Deferred tax liabilities	35	25
	421	352
Current liabilities
Loans and borrowings	1,630	123
Provisions	44	41
Trade payables and other liabilities	1,106	1,169
Deposits from customers in the banking business	1,543	1,225
Current tax liabilities	40	34
	4,363	2,592
Total liabilities	4,784	2,944
Total equity and liabilities	11,145	9,295

Condensed consolidated statement of cash flows

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
($ in millions, unless otherwise stated)	$	$	$	$
Cash flows from operating activities
Profit/ (loss) before income tax	43	(51)	67	(153)
Adjustments for:
Amortization of intangible assets	8	5	16	12
Depreciation of property, plant and equipment	34	29	65	62
Impairment of property, plant and equipment	*	-	*	-
Equity-settled share-based payments	60	82	141	176
Finance costs	11	31	17	83
Net change in fair value of financial assets and liabilities	(6)	9	17	25
Net impairment losses on financial assets	33	20	66	40
Finance income	(41)	(45)	(113)	(90)
Gain on disposal of property, plant and equipment	*	(2)	(1)	(3)
Share of (profit)/ loss of equity-accounted investees (net of tax)	(1)	*	(2)	4
Change in provisions	1	*	3	*
Dividend income	(6)	-	(6)	-
	136	78	270	156
Changes in:
- Inventories	3	*	1	1
- Deposits (pledged)/ released	(11)	(1)	(23)	2
- Trade and other receivables	53	(22)	(36)	(64)
- Loan receivables in the financial services segment	(108)	(44)	(158)	(93)
- Trade payables and other liabilities	(20)	17	(106)	(86)
- Deposits from customers in the banking business	36	253	229	367
Cash from operations	89	281	177	283
Income tax paid	(25)	(9)	(41)	(22)
Net cash from operating activities	64	272	136	261

Cash flows from investing activities
Acquisition of property, plant and equipment	(9)	(13)	(24)	(25)
Purchase of intangible assets	(4)	(6)	(14)	(8)
Proceeds from disposal of property, plant and equipment	1	4	5	7
Acquisition of businesses, net of cash acquired	(45)	-	(90)	-
Acquisition of additional interests in associates and joint venture	-	(5)	-	(43)
Acquisition of other investments	(258)	*	(444)	(345)
Dividend income received	6	-	6	-
Interest received	52	69	91	110
Net cash (used in)/ from investing activities	(257)	49	(470)	(304)

Cash flows from financing activities
Proceeds from share-based payment arrangements	8	8	14	13
Repurchase and retirement of ordinary shares	(274)	(34)	(274)	(131)
Proceeds from bank loans	59	27	90	57
Repayment of bank loans	(68)	(37)	(109)	(559)
Payment of lease liabilities	(7)	(11)	(22)	(21)
Proceeds from the issuance of convertible notes	1,500	-	1,500	-
Transaction costs related to the issuance of convertible notes	(21)	-	(21)	-
Acquisition of non-controlling interests without change in control	-	-	(25)	-
Proceeds from subscription of shares in subsidiaries by non-controlling interests without change in control	*	32	45	32
Deposits (pledged)/ released	(1)	52	*	49
Interest paid	(11)	(4)	(13)	(18)
Net cash from/ (used in) financing activities	1,185	33	1,185	(578)

Net increase/ (decrease) in cash and cash equivalents	992	354	851	(621)
Cash and cash equivalents at beginning of the period	2,828	2,113	2,964	3,138
Effect of exchange rate fluctuations on cash held	60	(20)	65	(70)
Cash and cash equivalents at end of the period	3,880	2,447	3,880	2,447

* Amount less than $1 million

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Source: Grab Holdings Limited